

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2025

Moshe Arkin
Interim Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir Street
Weizmann Science Park
Ness Ziona, 7403650, Israel

   Re: Sol-Gel Technologies Ltd.
    Registration Statement on Form F-3
    Filed April 29, 2025
    File No. 333-286822

Dear Moshe Arkin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Jeffrey Schultz